Exhibit 99.1

NEWS RELEASE

TSX: ELD NYSE: EGO	July 12, 2021

Eldorado Gold Announces Second Quarter 2021 Preliminary Production Results and Conference Call Details

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to announce second quarter 2021 preliminary gold production of 116,066 ounces, in-line with the Company’s 2021 annual guidance of between 430,000 and 460,000 ounces of gold. Detailed production, by asset, is outlined in the table below.

Q2 2021 and Year-to-Date 2021 Preliminary Gold Production

	Production (oz)
Mine	Q2 2021	Q2 2020	Q1 2021
Kısladag	44,016	59,890	46,172
Lamaque	35,643	33,095	28,835
Efemcukuru	23,473	26,876	23,298
Olympias	12,934	17,921	13,437
Total Gold Production (oz)	116,066	137,782	111,742

	Production (oz)
Mine	YTD 2021	YTD 2020	Full Year 2021 Guidance
Kısladag	90,188	110,066	140,000 – 150,000
Lamaque	64,478	60,448	140,000 – 150,000
Efemcukuru	46,771	50,115	90,000 – 95,000
Olympias	26,371	33,103	55,000 – 65,000
Total Gold Production (oz)	227,808	253,732	430,000 – 460,000

Canada

Second quarter gold production at Lamaque continued on track with both throughput and grade in-line with the plan to deliver annual guidance of 140,000 to 150,000 ounces. The decline connecting the Sigma mill with the Triangle underground mine is progressing ahead of schedule and is expected to be completed in the fourth quarter. Infill and expansion drilling continued during the quarter at the recently announced Ormaque gold resource.

Turkey

Kisladag performed well in the second quarter with gold production consistent with the plan to deliver 2021 guidance of 140,000 to 150,000 ounces. The two additional CIC trains that were commissioned in the first quarter have performed as planned and are now fully operational. The installation of a new carbon regeneration kiln was completed in the second quarter and is expected to support improved gold recoveries in the circuit. The commissioning of the high-pressure grinding roll (HPGR) circuit remains on track.

At Efemcukuru, gold production, throughput, and average gold grade were in-line with guidance.

In addition to the current income tax expense relating to profits from mining operations in Turkey for the quarter, the Company estimates an additional $14-16 million in current tax expense in the second quarter. This primarily included withholding tax and a retroactive adjustment for the previously announced tax rate increase, effective at the start of the year. However, these additional taxes are fully offset by the Turkish investment tax credit used in the second quarter.

Greece

In the second quarter, operations at Olympias were affected by work slowdowns as progress was made on transformation efforts in Greece. As previously disclosed, the Company is implementing a wide-ranging, sustained effort to optimize the Greek operations that touches every part of the business in Greece, from employee education and training, to physical plant and business systems upgrades. Implementing this scale of change at an existing operation like Olympias is challenging and entails risk, which is part of the transformation plan. Eldorado expects this effort will lead to sustainable continuous improvement over the balance of the year. The long-term benefits in safety, culture, and productivity will result in a stronger operation with greatly enhanced economic opportunities.

Eldorado has been engaged in transparent, constructive discussions with key stakeholders, including employees, unions and the government, and is confident that with their cooperation the Company will make meaningful progress in building a culture of growth, best practice, and continuous improvement in Greece. Eldorado’s 2021 production guidance at Olympias remains unchanged at this time.

Eldorado remains committed to responsibly developing the Kassandra mines to create value for all stakeholders including job creation, investment into local communities and opportunities for local suppliers, while maintaining high environmental standards.

Depreciation

Eldorado is forecasting full year 2021 depreciation expense to be $200-215 million.

Q2 2021 Financial and Operational Results Call Details

Eldorado will release its second quarter 2021 Financial and Operational Results after the market closes on Thursday, July 29, 2021 and will host a conference call on Friday, July 30, 2021 at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com, or via:
http://services.choruscall.ca/links/eldoradogold20210730.html

Conference Call Details		Replay (available until September 3, 2021)
Date:	July 30, 2021	Vancouver:	+1 604 638 9010
Time:	11:30 AM ET (8:30 AM PT)	Toll Free:	1 800 319 6413
Dial in:	+1 604 638 5340	Access code:	7013
Toll free:	1 800 319 4610

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lisa Wilkinson, VP, Investor Relations
604.757 2237 or 1.888.353.8166
lisa.wilkinson@eldoradogold.com

Media

Louise Burgess, Director Communications & Government Relations
604.616 2296 or 1.888.363.8166
louise.burgess@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our preliminary first quarter 2021 gold production, the Company’s 2021 annual guidance, including at our individual mine production; construction of the decline connecting Sigma mill with the Triangle underground mine, including the timing of completion and anticipated benefits; continued drilling at the Ormaque gold resource, completion of the HPGR circuit, including the timing of completion, and the benefits of the carbon column regeneration kiln at Kisladag; expected tax expense in Turkey; the optimization of Greek operations, including the benefits and risks thereof; development of the Kassandra mines, including expected benefits thereof; expected depreciation expense for 2021; our expectation as to our future financial and operating performance, including expectations around generating free cash flow; working capital requirements; debt repayment obligations; use of proceeds from financing activities; expected metallurgical recoveries and improved concentrate grade and quality; gold price outlook and the global concentrate market; risk factors affecting our business; our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines; and schedules and results of litigation and arbitration proceedings. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: our preliminary gold production and our guidance, timing of construction of the decline between Sigma mill and the Triangle underground mine; results from drilling at Ormaque; benefits of the improvements at Kisladag; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of construction and exploration; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs, expenses and working capital requirements; production, mineral reserves and resources and metallurgical recoveries; the impact of acquisitions, dispositions, suspensions or delays on our business; and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to meet production guidance, inability to complete construction of the decline between Triangle mill and the Triangle underground mine on time or to meet expected timing thereof, poor results from drilling at Ormaque; inability to complete improvements at Kisladag or to meeting expected timing thereof, or to achieve the benefits thereof; inability to assess taxes in Turkey or depreciation expenses; global outbreaks of infectious diseases, including COVID-19; timing and cost of construction, and the associated benefits; recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Simon Hille, FAusIMM and VP Technical Services for the Company, and a "qualified person" under NI 43-101.

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